SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ____________)*

KongZhong Corporation

(Name of Issuer)

Ordinary Shares, Par Value US$0.0000005 Per Share (“Shares”)

(Title of Class of Securities)

50047P104

(CUSIP Number)

March 18, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 50047P104	13 G	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Nokia Growth Partners II, L.P. (“NGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
156,000,000 Shares, except that N.G. Partners II, L.L.C., (“NG Partners”), the general partner of NGP, may be deemed to have sole power to vote these Shares, and John Gardner (“Gardner”) and Paul Asel (“Asel”), the managing members of NG Partners, may be deemed to have shared power to vote these Shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
156,000,000 Shares, except that NG Partners, the general partner of NGP, may be deemed to have sole power to dispose of these Shares, and Gardner and Asel, the managing members of NG Partners, may be deemed to have shared power to dispose of these Shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 50047P104	13 G	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). N.G. Partners II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
156,000,000 Shares, all of which are directly owned by NGP.  NG Partners, the general partner of NGP, may be deemed to have sole power to vote these Shares, and Gardner and Asel, the managing members of NG Partners, may be deemed to have shared power to vote these Shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
156,000,000 Shares, all of which are directly owned by NGP.  NG Partners, the general partner of NGP, may be deemed to have sole power to dispose of these Shares, and Gardner and Asel, the managing members of NG Partners, may be deemed to have shared power to dispose of these Shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 50047P104	13 G	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER
156,000,000 Shares all of which are directly owned by NGP. NG Partners is the general partner of NGP, and Gardner, a managing member of NG Partners, may be deemed to have shared power to vote these Shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER
156,000,000 Shares all of which are directly owned by NGP. NG Partners is the general partner of NGP, and Gardner, a managing member of NG Partners, may be deemed to have shared power to dispose of these Shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 50047P104	13 G	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Paul Asel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
6

SHARED VOTING POWER
156,000,000 Shares all of which are directly owned by NGP. NG Partners is the general partner of NGP, and Asel, a managing member of NG Partners, may be deemed to have shared power to vote these Shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
8

SHARED DISPOSITIVE POWER
156,000,000 Shares all of which are directly owned by NGP. NG Partners is the general partner of NGP, and Asel, a managing member of NG Partners, may be deemed to have shared power to dispose of these Shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 50047P104	13 G	Page 6 of 12

ITEM 1(A).

NAME OF ISSUER

KongZhong Corporation

ITEM 1(B).

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

35th Floor, Tengda Plaza
No. 168, Xizhimenwai Street
Beijing, China, 100044

ITEM 2(A).

NAME OF PERSON FILING

This Statement is filed by Nokia Growth Partners II, L.P., a Delaware limited partnership (“NGP”), N.G. Partners II, L.L.C., a Delaware limited liability company (“NG Partners”), and John Gardner (“Gardner”) and Paul Asel (“Asel). The foregoing entitles and individuals are collectively referred to as the “Reporting Persons.”

NG Partners, the general partner of NGP, may be deemed to have sole power to vote and sole power to dispose of Shares (as defined below) of the issuer directly owned by NGP. Gardner and Asel are the managing members of NG Partners and may be deemed to have shared power to vote and shared power to dispose of Shares of the issuer directly owned by NGP.

ITEM 2(B).

ADDRESS OF PRINCIPAL PLACE OF BUSINESS OFFICE

The address for each of the Reporting Persons is:

545 Middlefield Road, Suite 210
Menlo Park, CA 94025

ITEM 2(C)

CITIZENSHIP

NGP is a Delaware limited partnership.  NG Partners is a Delaware limited liability company. Gardner and Asel are United States Citizens.

ITEM 2(D)

TITLE OF CLASS OF SECURITIES

Ordinary shares, par value $0.0000005 per share ("Shares").

ITEM 2(E)

CUSIP NUMBER

50047P104

ITEM 3.

Not applicable.

CUSIP NO. 50047P104	13 G	Page 7 of 12

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

NGP is the record owner of 0 Shares (the “Record Shares”) as of March 18, 2009.  NGP is entitled to receive 76,000,000 Shares issuable as of March 18, 2009 (the “Note Shares”) upon conversion of a convertible note.  NGP is also entitled to receive 80,000,000 Shares issuable as of March 18, 2009 (the “Warrant Shares”) upon exercise of a warrant.  Accordingly, NGP may be deemed to be the beneficial owner of the Record Shares, Note Shares and Warrant Shares (collectively the “Total Shares”) for a total of 156,000,000 Shares. See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP NO. 50047P104	13 G	Page 8 of 12

ITEM 5.

Not applicable.

ITEM 6.

Not applicable.

ITEM 7.

Not applicable.

ITEM 8.

Not applicable.

ITEM 9.

Not applicable.

ITEM 10.

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 50047P104	13 G	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2009

Nokia Growth Partners II, L.P.

/s/ John Gardner

By N.G. Partners II, L.L.C.

Signature

Its General Partner

John Gardner

Managing Member/Attorney-In-Fact

John Gardner

/s/ John Gardner

John Gardner

Attorney-In-Fact

Paul Asel

/s/ John Gardner

John Gardner

Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 50047P104	13 G	Page 10 of 12

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	11
Exhibit B: Power of Attorney	12

CUSIP NO. 50047P104	13 G	Page 11 of 12

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Ordinary Shares of KongZhong Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: March 26, 2009

Nokia Growth Partners II, L.P.

/s/John Gardner

By N.G. Partners II, L.L.C.

Signature

Its General Partner

John Gardner

Attorney-In-Fact

John Gardner

/s/John Gardner

John Gardner

Attorney-In-Fact

Paul Asel

/s/John Gardner

John Gardner

Attorney-In-Fact

CUSIP NO. 50047P104	13 G	Page 12 of 12

EXHIBIT B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates N.G. Partners II, L.L.C. or such other person or entity as is designated in writing by John Gardner (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates John Gardner (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date:  March 26, 2009

N.G. Partners II, L.L.C.

 /s/ John Gardner

John Gardner, Managing Member

Nokia Growth Partners II, L.P.

/s/ John Gardner

By N.G. Partners II, L.L.C.

John Gardner, Managing Member

Its General Partner

John Gardner

/s/ John Gardner

John Gardner

Paul Asel

/s/ Paul Asel

Paul Asel